UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): June 3, 2022

Concord Acquisition Corp
(Exact name of registrant as specified in its charter)

Delaware	001-39770	85-2642903
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

477 Madison Avenue New York, NY	10022
(Address of principal executive offices)	(Zip Code)

(212) 883-4330
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one Warrant	CND.U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	CND	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	CND WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On June 7, 2022, Concord Acquisition Corp (the “Company”) issued an unsecured promissory note (the “Note”) in the principal amount of $2,760,000 to Circle Internet Financial Limited (“Circle”), a private company limited by shares incorporated in Ireland, or its registered assigns or successors in interest. Circle entered into a transaction agreement with the Company, among others, on February 16, 2022 (the “Transaction Agreement”). The Note is non-interest bearing and payable in cash upon the closing of the Company’s initial business combination. In the event that the transactions contemplated by the Transaction Agreement are not consummated for any reason, no payment will be due under the Note and the principal balance of the Note will be forgiven.

In connection with the issuance of the Note, pursuant to the Transaction Agreement, on June 7, 2022, Circle deposited $2,760,000 (the “Extension Payment”) into the trust account of the Company for its public stockholders, representing $0.10 per public unit sold in the Company’s initial public offering, which enables the Company to extend the period of time it has to consummate its initial business combination by six months from June 10, 2022 to December 10, 2022 (the “Extension”), as permitted by the Company’s amended and restated certificate of incorporation.

A copy of the Note is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference. The disclosure set forth in this Item 2.03 is intended to be a summary only and is qualified in its entirety by reference to the Note.

Item 8.01 Other Events.

On June 3, 2022, the Company issued a press release announcing the Company’s intention with respect to the Extension. A copy of the press release is attached as Exhibit 99.1 hereto and is incorporated by reference into this Item 8.01. On June 7, 2022, the Company issued a press release announcing that the Extension Payment had been made and that the Company had issued the Note to Circle in connection therewith. A copy of the press release is attached as Exhibit 99.2 hereto and is incorporated by reference into this Item 8.01.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
10.1	Promissory Note, dated June 7, 2022, issued by Concord Acquisition Corp to Circle Internet Financial Limited or its registered assigns or successors in interest
99.1	Press Release, dated June 3, 2022
99.2	Press Release, dated June 7, 2022
104	Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CONCORD ACQUISITION CORP

By:	/s/ Jeff Tuder
Name:	Jeff Tuder
Title:	Chief Executive Officer

Date: June 7, 2022

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